FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 May 11, 2005

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                                Total Pages: 8


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    Smith & Nephew plc
                                    (Registrant)


Date: May 11, 2005
                                    By: /s/ Paul Chambers
                                        -----------------------
                                        Paul Chambers
                                        Company Secretary

6 May 2005


ANNOUNCEMENT FOR IMMEDIATE RELEASE

DOCUMENT FOR VIEWING
Smith & Nephew plc Resolutions Passed at Annual General Meeting

A copy of the Resolutions passed as Special Business at the Annual General Meeting of the Company held on 5 May 2005 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UKLA document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

                                  SCHEDULE 11

             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                   PERSONS

1. Name of company

Smith & Nephew plc

2. Name of director

Peter Hooley

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Peter Hooley

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise and sale of Executive Share Options and Nil Cost Options under the Long Term Incentive Plan ('LTIP')

7. Number of shares / amount of stock acquired

12,500 Executive Options exercised at 195.5 pence per share
25,000 Executive Options exercised at 193 pence per share
214,840 Nil Cost Options exercised under LTIP

8. Percentage of issued class

0.03%

9. Number of shares/amount of stock disposed

37,500 Executive Share Options
214,840 Nil Cost Options under LTIP

10. Percentage of issued class

0.03%

11. Class of security

Ordinary

12. Price per share

37,500 shares sold at 536 pence per share
214,840 shares sold at 537 pence per share

13. Date of transaction

9 May 2005

14. Date company informed

9 May 2005

15. Total holding following this notification

219,861 ordinary shares

16. Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

Following the exercise and sale of Executive Options and Nil Cost Options, the Director retains Executive Options over 124,777 shares and 306,356 Nil Cost Options under the LTIP.

As Trustees of the Smith & Nephew Employees' Share Trust, Mourant & Co Trustees Ltd now holds 1,584,986 shares representing 0.2% of the shares of the Company following the exercise and sale of the 214,840 shares by Peter Hooley. The Trust is discretionary and all employees and the executive directors are potential beneficiaries and therefore have an interest in the shares.

24. Name of contact and telephone number for queries

Phil Higgins 0207 960 2228

25. Name and signature of authorised company official responsible for making this notification

Phil Higgins
Assistant Company Secretary

Date of Notification

09.05.05

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Smith & Nephew plc         T 44 (0) 207 401 7646            [LOGO OMITTED] We are smith&nephew
15 Adam Street             F 44 (0) 207 960 2350
London WC2N 6LA            www.smith-nephew.com
England



Smith & Nephew Endoscopy - Injunction on
Bi-polar Sales Lifted

10 May 2005

The United States Court of Appeals for the Federal Circuit today announced its decision following Smith & Nephew's appeal of a District Court judgement. The Appeals Court has lifted the injunction which prohibited Smith & Nephew from manufacturing or selling bipolar radio frequency products in the United States.

The Court of Appeals has also found that one out of three of ArthroCare's patents in this case is invalid. Separately, in recent re-examination proceedings, the United States Patent & Trademark Office (USPTO) rejected claims of the other two US patents asserted against Smith & Nephew by ArthroCare.

We are encouraged by these decisions of the Court and the USPTO. We look forward to presenting our case before the Delaware District Court.

Enquiries

Investors / Media
Liz Hewitt                                          Tel: +44 (0) 20 7960 2256
Smith & Nephew Group Director Corporate Affairs

Media
Joe Metzger
Director, Corporate Communications, Endoscopy       Tel: +1 978 749 1330

Financial Dynamics
David Yates - London                                Tel: +44 (0) 20 7831 3113
Jonathan Birt - New York                            Tel: +1 212 850 5634




                                                                News

About us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the fastest growing global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,000 employees and operates in 33 countries around the world generating annual sales of (GBP)1.25 billion.

Forward-Looking Statements

This press release contains certain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding planned growth in our business and in our operating margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.